SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERIM FINANCIAL

STATEMENTS

—

March 31, 2017and 2016 with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Index

Report of Independent Registered Public Accounting Firm		3
Interim Consolidated Statement of Financial Position		4
Interim Consolidated Statement of Income		5
Interim Consolidated Statement of Comprehensive Income		6
Interim Consolidated Statement of Cash Flows		7
Interim Consolidated Statement of Changes in Shareholders’ Equity		8
1.	The Company and its operations	9
2.	Basis of preparation of unaudited interim financial statements	9
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	9
4.	Basis of consolidation	10
5.	Summary of significant accounting policies	10
6.	Cash and cash equivalents and Marketable securities	11
7.	Trade and other receivables	12
8.	Inventories	14
9.	Disposal of Assets and other changes in organizational structure	15
10.	Investments	19
11.	Property, plant and equipment	20
12.	Intangible assets	22
13.	Exploration and evaluation of oil and gas reserves	22
14.	Trade payables	23
15.	Finance debt	23
16.	Leases	27
17.	Related-party transactions	28
18.	Provision for decommissioning costs	29
19.	Taxes	29
20.	Employee benefits (Post-Employment)	33
21.	Shareholders’ equity	35
22.	Sales revenues	35
23.	Other expenses, net	36
24.	Costs and Expenses by nature	37
25.	Net finance income (expense)	37
26.	Supplemental information on statement of cash flows	38
27.	Segment information	39
28.	Provisions for legal proceedings	42
29.	Collateral for crude oil exploration concession agreements	51
30.	Risk management	51
31.	Fair value of financial assets and liabilities	56
32.	Subsequent events	57
33.	Information Related to Guaranteed Securities Issued by Subsidiaries	57

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries (the “Company”) as of March 31, 2017, and the related interim consolidated statements of income, comprehensive income, cash flows and changes in shareholders´ equity for the three-month period ended March 31, 2017. These interim consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We draw attention to Note 3 of the interim consolidated financial statements, which describes that: i) no additional information has been identified through this date which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified. We also draw attention to Note 28.4 of the interim consolidated financial statements which describes class actions filed against the Company, for which it is unable to make a reliable estimate of loss.

The consolidated financial statements of the Company as of and for the year ended December 31, 2016, were audited by other accountants whose report dated March 21, 2017, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying consolidated statement of financial position as of December 31, 2016. Additionally, the interim consolidated statements of income, comprehensive income, cash flows and changes in shareholders´ equity for the three-month period ended March 31, 2016, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

/s/

KPMG Auditores Independentes

Rio de Janeiro, Brazil

May 11, 2017

Petróleo Brasileiro S.A. – Petrobras
Interim Consolidated Statement of Financial Position
March 31, 2017 and December 31, 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2017	12.31.2016	Liabilities	Note	03.31.2017	12.31.2016
Current assets				Current liabilities
Cash and cash equivalents	6	19,213	21,205	Trade payables	14	4,711	5,762
Marketable securities	6	918	784	Finance debt	15	11,016	9,755
Trade and other receivables, net	7	4,432	4,769	Finance lease obligations	16.1	21	18
Inventories, net	8	8,260	8,475	Income taxes payable	19.1	75	127
Recoverable income taxes	19.1	670	602	Other taxes payable	19.1	3,743	3,628
Other recoverable taxes	19.1	1,908	1,900	Payroll and related charges		1,900	2,197
Advances to suppliers		141	166	Pension and medical benefits	20	900	820
Others		1,804	1,140	Others		2,008	2,104
		37,346	39,041			24,374	24,411
Assets classified as held for sale	9.3	4,965	5,728	Liabilities related to assets classified as held for sale	9.3	393	492
		42,311	44,769			24,767	24,903

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	15	103,857	108,371
Trade and other receivables, net	7	4,580	4,551	Finance lease obligations	16.1	230	226
Marketable securities	6	225	90	Deferred income taxes	19.3	249	263
Judicial deposits	28.2	4,426	3,999	Pension and medical benefits	20	22,566	21,477
Deferred income taxes	19.3	3,137	4,307	Provisions for legal proceedings	28.1	3,758	3,391
Other tax assets	19.1	3,212	3,141	Provision for decommissioning costs	18	10,553	10,252
Advances to suppliers		1,154	1,148	Others		518	550
Others		3,294	3,184			141,731	144,530
		20,028	20,420

				Total liabilities		166,498	169,433

				Shareholders' equity
Investments	10	3,377	3,052	Share capital (net of share issuance costs)	21.1	107,101	107,101
Property, plant and equipment	11	179,660	175,470	Capital transactions		628	628
Intangible assets	12	3,345	3,272	Profit reserves		54,561	53,143
		206,410	202,214	Accumulated other comprehensive (deficit)	21.2	(80,918)	(84,093)
				Attributable to the shareholders of Petrobras		81,372	76,779
				Non-controlling interests		851	771
				Total equity		82,223	77,550

Total assets		248,721	246,983	Total liabilities and shareholder's equity		248,721	246,983

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras
Interim Consolidated Statement of Income
March 31, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2017	Jan-Mar/2016

Sales revenues	22	21,737	17,989
Cost of sales		(14,174)	(12,616)
Gross profit		7,563	5,373

Income (expenses)
Selling expenses		(760)	(959)
General and administrative expenses		(733)	(678)
Exploration costs	13	(94)	(293)
Research and development expenses		(107)	(129)
Other taxes		(92)	(139)
Other expenses, net	23	(1,239)	(1,091)
		(3,025)	(3,289)

Income before finance income (expense), results in equity-accounted investments and income taxes		4,538	2,084

Finance income		297	227
Finance expenses		(1,890)	(1,572)
Foreign exchange gains (losses) and inflation indexation charges		(872)	(878)
Net finance income (expense)	25	(2,465)	(2,223)

Results in equity-accounted investments	10	195	99

Net income (loss) before income taxes		2,268	(40)

Income taxes	19.4	(737)	(57)

Net income (loss) for the period		1,531	(97)

Net income (loss) attributable to:
Shareholders of Petrobras		1,417	(318)
Non-controlling interests		114	221

Net income (loss) for the period		1,531	(97)

Basic and diluted earning (loss) per weighted-average of common and preferred share - in U.S. dollars	21.2	0.11	(0.02)

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras
Interim Consolidated Statement of Comprehensive Income
March 31, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2017	Jan-Mar/2016

Net Income (Loss) for the period	1,531	(97)

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	(13)	-
	(13)	−
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	1,736	5,630
Reclassified to the statement of income	774	742
Deferred income tax	(853)	(2,166)
	1,657	4,206
Unrealized gains on cash flow hedge - others
Recognized in shareholders' equity	1	-
	1	−
Cumulative translation adjustments (*)
Recognized in shareholders' equity	1,361	4,463
Reclassified to the statement of income	37	-
	1,398	4,463

Share of other comprehensive income in equity-accounted investments
Recognized in shareholders' equity	118	191
Reclassified to the statement of income	22	−
	140	191

Total other comprehensive income:	3,183	8,860

Total comprehensive income	4,714	8,763

Comprehensive income attributable to:
Shareholders of Petrobras	4,593	8,568
Non-controlling interests	121	195
Total comprehensive income	4,714	8,763

(*) Includes US$ 14 (US$ 138 in the first quarter of 2016) of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras
Interim Consolidated Statement of Cash Flows
March 31, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2017	Jan-Mar/2016
Cash flows from Operating activities
Net income (loss) for the period	1,531	(97)
Adjustments for:
Pension and medical benefits (actuarial expense)	692	513
Results in equity-accounted investments	(195)	(99)
Depreciation, depletion and amortization	3,423	3,235
Impairment of assets (reversal)	(7)	75
Exploratory expenditures write-offs	8	148
Gains and losses on disposals/write-offs of assets	39	26
Foreign exchange, indexation and finance charges	2,497	2,238
Deferred income taxes, net	475	(361)
Allowance (reversals) for impairment of trade and others receivables	(2)	129
Inventory write-down to net realizable value	23	301
Reclassification of cumulative translation adjustment and other comprehensive income	59	−
Revision and unwinding of discount on the provision for decommissioning costs	192	148

Decrease (Increase) in assets
Trade and other receivables, net	481	917
Inventories	386	(428)
Judicial deposits	(302)	(98)
Other assets	(144)	(202)
Increase (Decrease) in liabilities
Trade payables	(1,046)	(965)
Other taxes payable	95	(568)
Pension and medical benefits	(156)	(112)
Income taxes paid	(84)	(69)
Other liabilities	(581)	(303)
Net cash provided by operating activities	7,384	4,428
Cash flows from Investing activities
Capital expenditures	(3,187)	(3,753)
Decrease in investments in investees	(11)	(69)
Proceeds from disposal of assets - Divestment	596	3
Divestment (Investment) in marketable securities	(88)	102
Dividends received	64	4
Net cash used in investing activities	(2,626)	(3,713)
Cash flows from Financing activities
Investments by non-controlling interest	(41)	37
Financing and loans, net:
Proceeds from financing	4,142	1,845
Repayment of principal	(9,223)	(4,373)
Repayment of interest	(1,670)	(1,949)
Net cash used in financing activities	(6,792)	(4,440)

Effect of exchange rate changes on cash and cash equivalents	42	522

Net decrease in cash and cash equivalents	(1,992)	(3,203)

Cash and cash equivalents at the beginning of the year	21,205	25,058

Cash and cash equivalents at the end of the period	19,213	21,855

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras
Interim Consolidated Statement of Changes in Shareholders’ Equity
March 31, 2017 and 2016 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital Transactions	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,380	(279)	321	(71,220)	(20,288)	(7,362)	(1,293)	7,919	2,182	720	47,156	-	65,236	819	66,055
Balance at January 1, 2016		107,101	321				(100,163)				57,977		65,236	819	66,055
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Capital transactions	-	-	4	-	-	-	-	-	-	-	-	-	4	31	35
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(318)	(318)	221	(97)
Other comprehensive income (loss)	-	-	-	4,489	4,206	-	191	-	-	-	-	-	8,886	(26)	8,860
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
	107,380	(279)	325	(66,731)	(16,082)	(7,362)	(1,103)	7,919	2,182	720	47,156	(317)	73,808	1,044	74,852
Balance at March 31, 2016		107,101	325				(91,278)				57,977	(317)	73,808	1,044	74,852

	107,380	(279)	628	(60,248)	(11,297)	(11,600)	(948)	7,919	2,182	720	42,322	0	76,779	771	77,550
Balance at January 1, 2017		107,101	628				(84,093)					53,143	76,779	771	77,550
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Capital transactions	-	-	-	-	-	-	-	-	-	-	-	-	-	(41)	(41)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,417	1,417	114	1,531
Other comprehensive income	-	-	-	1,391	1,657	-	128	-	-	-	-	-	3,176	7	3,183
	107,380	(279)	628	(58,857)	(9,640)	(11,600)	(821)	7,919	2,182	720	42,322	1,418	81,372	851	82,223
Balance at March 31, 2017		107,101	628				(80,918)				53,143	1,418	81,372	851	82,223

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of preparation of unaudited interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

These unaudited interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2017	Mar 2016	Jun 2016	Sep 2016	Dec 2016
Quarterly average exchange rate	3.15	3.91	3.51	3.25	3.29
Period-end exchange rate	3.17	3.56	3.21	3.25	3.26

The Company’s Board of Directors in a meeting held on May 11, 2017 authorized the issuance of this consolidated interim financial information.

2.1.	Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its financial statements for the period ended March 31, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

Accordingly, the Company recognized through 2016 the accumulated amount of US$ 203 as compensation for damages relating to the “Lava Jato” Operation (US$ 131 in 2016 and US$ 72 in 2015). In the first quarter of 2017, there was no amount received with respect to the Lava Jato Operation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 32 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into five criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

4.	Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended March 31, 2017 when compared to December 31, 2016.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, as described in note 33.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and our functional currency, the real. Further information on this policy is presented in note 30.2.

In March 2017, the Company received an official communication from Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requiring the restatement of the Company’s financial statements for all periods since the beginning of hedge accounting policy application involving hedging relationships to account for the effects of the existing hedge between its long-term debt obligations denominated in U.S. dollars and its highly probable U.S. dollar denominated future export revenues. The Company reaffirms that its accounting policy has been correctly applied and has taken all measures to safeguard its interests. The effects of this communication are currently suspended awaiting the CVM’s Collegiate Body evaluation on the merits of the appeals.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	03.31.2017	12.31.2016
Cash at bank and in hand	374	591

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,317	1,180
Other investment funds	52	131
	3,369	1,311
- Abroad
Time deposits	3,745	3,085
Automatic investing accounts and interest checking accounts	8,162	9,780
U.S. Treasury bills	2,319	5,217
Other financial investments	1,244	1,221
	15,470	19,303
Total short-term financial investments	18,839	20,614
Total cash and cash equivalents	19,213	21,205

Short-term financial investments in Brazil comprise investments in funds holding Brazilian Federal Government Bonds that mature in three months or less from the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bills.

Marketable securities

	03.31.2017	12.31.2016
	In Brazil	In Brazil
Trading securities	918	784
Available-for-sale securities	131	−
Held-to-maturity securities	94	90
Total	1,143	874
Current	918	784
Non-current	225	90

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-for sale securities refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A.- PBIO (24 million of shares) in exchange and in proportion to the shares that PBIO held in Nova Fronteira. Further information on this transaction is presented in note 9.1.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	03.31.2017	12.31.2016
Trade receivables
Third parties	6,275	6,499
Related parties
Investees (note 17.1)	540	555
Receivables from the electricity sector (note 7.4)	5,113	4,922
Petroleum and alcohol accounts -receivables from Brazilian Government	261	268
Other receivables	2,367	2,502
	14,556	14,746
Allowance for impairment of trade and other receivables	(5,544)	(5,426)
Total	9,012	9,320
Current	4,432	4,769
Non-current	4,580	4,551

7.2.	Trade receivables overdue - Third parties
	03.31.2017	12.31.2016
Up to 3 months	278	403
From 3 to 6 months	51	67
From 6 to 12 months	137	411
More than 12 months	2,984	2,650
Total	3,450	3,531

7.3.	Changes in the allowance for impairment of trade and other receivables
	03.31.2017	12.31.2016
Opening balance	5,426	3,656
Additions (*)	46	1,325
Write-offs	−	(9)
Reversals	(48)	(171)
Cumulative translation adjustment	120	625
Closing balance	5,544	5,426

Current	2,087	2,010
Non-current	3,457	3,416

(*) In 2016, additions include:  US$ 345 from electricity sector and US$ 621 from losses on advances to suppliers, as well as assumed debt and  termination costs relating to the agreement with the Ecovix shipyard.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Recognition allowance forimpairment, net of reversals	Inflation indexation	CTA	As of 03.31.2017
Related parties (Eletrobras Group)
AME (**)	2,475	99	(163)	38	8	71	69	2,597
Ceron(***)	369	−	(5)	−	−	11	10	385
Others	95	9	(13)	−	1	4	5	101
Subtotal	2,939	108	(181)	38	9	86	84	3,083
Third parties
Cigás	143	188	(160)	(38)	−	2	6	141
Celpa (****)	−	23	(49)	−	26	−	−	−
Others	4	40	(38)	−	−	−	−	6
Subtotal	147	251	(247)	(38)	26	2	6	147
Trade receivables, net	3,086	359	(428)	−	35	88	90	3,230

Trade receivables - Eletrobras Group	4,922	108	(181)	38	−	86	140	5,113
(-) Allowance for impairment	(1,983)	−	−	−	9	−	(56)	(2,030)
Subtotal	2,939	108	(181)	38	9	86	84	3,083
Trade receivables - Third parties	515	251	(247)	(38)	−	2	17	500
(-) Allowance for impairment	(368)	−	−	−	26	−	(11)	(353)
Subtotal	147	251	(247)	(38)	26	2	6	147
Trade receivables - Total	5,437	359	(428)	−	−	88	157	5,613
(-) Allowance for impairment	(2,351)	−	−	−	35	−	(67)	(2,383)
Trade receivables, net	3,086	359	(428)	−	35	88	90	3,230

(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.
(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas do Norte
(****) Centrais Elétricas do Pará

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to the Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company, of which US$ 1,889 were collateralized by payables from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE) to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis. Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued.

The contractual amortization clauses established in the debt acknowledgement agreement determine the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than sales and inflation indexation on debt acknowledgement agreements.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2015 and 2016 the Company recognized US$ 564 and US$ 345, respectively, as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized outstanding receivables.

Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;
•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);
•	suspension of fuel oil supply on credit, except when legally enforced;
•	The wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank files and as delinquent companies in ANEEL files;
•	Petrobras parent company registered AME as a delinquent company in ANEEL files.

In the first quarter of 2017, the Company accounted for a reversal of allowances for impairment of trade receivables previously recognized in the amount of US$ 35 mainly due to overdue receivables paid by CELPA - Centrais Elétricas do Pará.  In the same period in 2016, the Company wrote-down US$ 139 as allowance for impairment of trade receivables (net of reversals).

8.	Inventories
	03.31.2017	12.31.2016
Crude oil	3,294	3,524
Oil products	2,605	2,649
Intermediate products	699	700
Natural gas and LNG (*)	96	134
Biofuels	182	211
Fertilizers	74	26
Total products	6,950	7,244
Materials, supplies and others	1,322	1,243
Total	8,272	8,487
Current	8,260	8,475
Non-current	12	12

(*) Liquified Natural Gas

The amount of inventories is presented net of US$ 6 reducing inventories to net realizable value (US$ 28 as of December 31, 2016), mainly due to changes in international prices of crude oil and oil products. In the first quarter of 2017, the Company recognized as cost of sales US$ 23 reducing inventories to net realizable value, net of reversals (US$ 301 in the first quarter of 2016).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 2,098 (US$ 1,979 as of December 31, 2016), as set out in note 20.1.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure
9.1.	Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470, of which US$ 90 were received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 were paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of US$ 0.8 as other expenses, net, in the first quarter of 2017, taking into account the impairment of US$ 82 at December 31, 2016.

In addition, a US$ 79 loss was recycled from shareholders’ equity to other expenses, net within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S Dollar from the time of the acquisition of this investment to its disposal (see note 21.2).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste -NTS (Rio de Janeiro, Minas Gerais and São Paulo), the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

-

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of US$ 711, based on an independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase requires the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

-

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (US$ 800) and transfer of all of its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to the Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by ANP.

At March 31, 2017, the related assets and liabilities remained classified as held for sale as the completion of this transaction was still subject to certain customary conditions precedent, including the approvals by relevant regulators.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion refers to an escrow account in the amount of US$ 100 pledged as collateral for charges associated with pipelines repair, and to the sale of shares and US$ 1.64 billion refers to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850 million, also referring to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

The Company estimates a gain before taxes on this transaction amounting to US$ 2.1 billion, to be recognized in the second quarter of 2017. The estimated amount is subject to price adjustments according to the purchase and sale agreement.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A. to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. The amount of this transaction is indexed to the CDI rate (Brazilian interbank interest rate), from the signing to the closing date, and remains subject to adjustments based on Liquigás’ working capital changes, net debt and market value of its inventories, from December 31, 2015 to the transaction closing.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of US$ 828.

At March 31, 2017, the related assets and liabilities remained classified as held for sale because some of the conditions precedent were not yet performed, including the approval by the Brazilian Antitrust Regulator (CADE).

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to US$ 118 was accounted for.

Additionally, a gain of US$ 42 was recycled from shareholders’ equity to other expenses, net within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 21.2). This gain was partially offset by a US$ 22 loss also recycled from shareholders’ equity to other expenses, net, reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of its interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe) to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385, which will be totally disbursed at the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the operation was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting. However, this transaction closing remains subject to the approval of the Brazilian Antitrust Regulator (CADE), as well as to the fulfillment of certain other customary conditions precedent. Therefore, the respective assets and liabilities remained classified as held for sale at March 31, 2017.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% interests and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of US$ 47.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 billion in cash for assets and services, as well as contingent payments in the amount of US$ 150, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400  will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, to the potential exercise of preemptive rights by current Iara partners, as well as other customary conditions precedent. Accordingly, the related assets and liabilities remained classified as held for sale at March 31, 2017.

9.2.	Other changes in organizational structure

Merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) entered into an agreement with São Martinho group which establishes the merger of PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares will not be subject to any kind of lock-up and their sale will occur in 4 years through a structured process.

9.3.	Assets classified as held for sale
	03.31.2017					12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	9	−	9	109
Trade receivables	−	−	147	−	147	205
Inventories	−	−	122	−	122	172
Investments	−	−	5	−	5	378
Property, plant and equipment	1,102	1	303	2,961	4,367	4,420
Others	−	−	284	31	315	444
Total	1,102	1	870	2,992	4,965	5,728
Liabilities on assets classified as held for sale(*)
Trade Payables	10	−	58	12	80	135
Finance debt	−	−	12	−	12	14
Provision for decommissioning costs	60	−	−	−	60	52
Others	−	−	81	160	241	291
Total	70	−	151	172	393	492

(*) As of March 31, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of  Nova Transportadora do Sudeste, Liquigás, Petroquímica Suape and Citepe,  interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of PCD and Guarani.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

9.4.	Civil action filed by the Brazilian Federal Audit Court (TCU)

On March 15, 2017, after the Company’s revision of its divestments decision-making methodology, the Brazilian Federal Audit Court (Tribunal de Contas da União – TCU) dismissed the civil action filed on December 7, 2016, which prohibited Petrobras from commencing additional divestment projects. This decision enabled the Company to progress with two ongoing deals (sale of interests in Baúna and Tartaruga Verde fields and Saint Malo field located in U.S. Gulf of Mexico) and also to commence new divestment projects based on the revised methodology. However, the Company suspended its intention to sell interests in Baúna and Tartaruga Verde fields due to a judicial injunction ordered by the Brazilian Federal Court in the state of Sergipe preventing the contract signing, and also suspended its intention to sell interest in the Saint Malo field, as this transaction have not achieved the expected outcomes.

On March 30, 2017, the Company’s Executive Board approved the new divestment portfolio, consisting of projects that will follow the revised divestment methodology since their beginning, in compliance with the TCU’s decision.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

10.	Investments
10.1.	Investments in associates and joint ventures
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	1,428	-	-	13	-	-	(50)	1,391
State-controlled natural gas distributors	330	-	-	19	9	-	(4)	354
Compañia Mega S.A. - MEGA	36	-	-	6	-	-	-	42
Petrochemical joint ventures	25	-	-	2	-	-	-	27
Other joint ventures	103	41	-	(36)	4	-	-	112
Associates
Petrochemical associates	1,064	-	-	204	(1)	118	-	1,385
Other associates	50	-	(3)	1	2	-	-	50
Other investees	16	-	-	-	-	-	-	16
Total	3,052	41	(3)	209	14	118	(54)	3,377

Results in investees transferred to assets held for sale				(14)

Results in equity-accounted investments				195

10.2.	Investments in listed companies
	Thousand-share lot		Quoted stock exchange prices (US$ per share)			Market value
	03.31.2017	12.31.2016	Type	03.31.2017	12.31.2016	03.31.2017	12.31.2016

Associate
Braskem S.A.	212,427	212,427	Common	9.47	9.20	2,011	1,955
Braskem S.A.	75,762	75,762	Preferred A	10.02	10.51	759	796
						2,770	2,751

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of March 31, 2017, the quoted market value of the Company’s investment in Braskem was US$ 2,770 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2016	6,100	73,893	37,610	43,694	161,297
Additions	110	917	11,846	203	13,076
Additions to / review of estimates of decommissioning costs	-	-	-	937	937
Capitalized borrowing costs	-	-	1,724	-	1,724
Write-offs	(64)	(140)	(1,371)	(43)	(1,618)
Transfers (***)	387	4,519	(15,863)	5,912	(5,045)
Depreciation, amortization and depletion	(428)	(7,520)	-	(5,862)	(13,810)
Impairment recognition	(319)	(3,891)	(439)	(1,932)	(6,581)
Impairment reversal	-	768	-	179	947
Cumulative translation adjustment	1,196	10,178	5,062	8,107	24,543
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Cost	9,999	127,539	38,569	80,662	256,769
Accumulated depreciation, amortization and depletion	(3,017)	(48,815)	-	(29,467)	(81,299)
Balance at December 31, 2016	6,982	78,724	38,569	51,195	175,470
Additions	-	96	2,852	7	2,955
Additions to / review of estimates of decommissioning costs	-	-	-	14	14
Capitalized borrowing costs	-	-	486	-	486
Write-offs	(1)	(3)	(55)	(1)	(60)
Transfers (***)	72	1,856	(2,885)	1,125	168
Depreciation, amortization and depletion	(106)	(1,723)	-	(1,517)	(3,346)
Impairment recognition	-	-	(16)	-	(16)
Cumulative translation adjustment	193	1,609	780	1,407	3,989
Balance at March 31, 2017	7,140	80,559	39,731	52,230	179,660
Cost	10,342	132,015	39,731	83,976	266,064
Accumulated depreciation, amortization and depletion	(3,202)	(51,456)	-	(31,746)	(86,404)
Balance at March 31, 2017	7,140	80,559	39,731	52,230	179,660
Weighted average useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 27 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2017 includes transfers from intangibles assets and in 2016 also includes transfers to assets held for sale.

As of March 31, 2017, property, plant and equipment include assets under finance leases of US$ 127 (US$ 125 as of December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of March 31, 2017, the Company’s property, plant and equipment include the amount of US$ 23,611 related to the Assignment Agreement (US$ 22,954 as of December 31, 2016).

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the settlement form and the final amount to be established for this agreement are not defined. The beginning of negotiation with the Brazilian Federal Government still depends on the conclusion of the appraisals by independent experts engaged by both parties, and the issuance of the respective reports.

With respect to the negotiation with the Brazilian Federal Government, on October 21, 2016 the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board’s decisions through opinions about related matters. This committee is composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2016	2,438	80	290	284	3,092
Addition	11	15	59	-	85
Capitalized borrowing costs	-	-	5	-	5
Write-offs	(160)	-	(1)	-	(161)
Transfers	(15)	(4)	(1)	(99)	(119)
Amortization	(22)	(35)	(98)	-	(155)
Impairment recognition	(3)	-	-	-	(3)
Cumulative translation adjustment	429	12	52	35	528
Balance at December 31, 2016	2,678	68	306	220	3,272
Cost	2,875	487	1,209	220	4,791
Accumulated amortization	(197)	(419)	(903)	-	(1,519)
Balance at December 31, 2016	2,678	68	306	220	3,272
Addition	2	4	15	-	21
Capitalized borrowing costs	-	-	1	-	1
Write-offs	(2)	-	-	-	(2)
Transfers	(1)	-	-	-	(1)
Amortization	(5)	(7)	(25)	-	(37)
Cumulative translation adjustment	75	2	9	5	91
Balance at March 31, 2017	2,747	67	306	225	3,345
Cost	2,954	503	1,257	225	4,939
Accumulated amortization	(207)	(436)	(951)	-	(1,594)
Balance at March 31, 2017	2,747	67	306	225	3,345
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2017	12.31.2016
Property plant and equipment
Opening Balance	5,133	5,201
Additions to capitalized costs pending determination of proved reserves	201	1,009
Capitalized exploratory costs charged to expense	−	(1,054)
Transfers upon recognition of proved reserves	(46)	(966)
Cumulative translation adjustment	137	943
Closing Balance	5,425	5,133
Intangible Assets	2,295	2,236
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,720	7,369

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Exploration costs recognized in the statement of income	Jan-Mar/2017	Jan-Mar/2016
Geological and geophysical expenses	85	80
Exploration expenditures written off (includes dry wells and signature bonuses)	8	148
Other exploration expenses	1	65
Total expenses	94	293

Cash used in :	Jan-Mar/2017	Jan-Mar/2016
Operating activities	87	145
Investment activities	207	292
Total cash used	294	437

14.	Trade payables
	03.31.2017	12.31.2016
Third parties in Brazil	2,896	3,280
Third parties abroad	1,451	2,019
Related parties	364	463
Balance in current liabilities	4,711	5,762

15.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at March, 31 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year. Non‑compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of non-current debt is set out as follows:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	24,697	1,725	17	26,439
Additions (new funding obtained)	−	448	−	−	448
Interest incurred during the period	−	302	−	−	302
Foreign exchange/inflation indexation charges	−	(1,408)	54	1	(1,353)
Transfer from long-term to short-term	−	(7,254)	(135)	(2)	(7,391)
Transfer to liabilities associated with assets classified as held for sale	−	(7)	−	−	(7)
Cumulative translation adjustment (CTA)	−	4,389	337	3	4,729
Balance as of December 31, 2016	−	21,167	1,981	19	23,167
Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	−	7,392	9,758	−	17,150
Interest incurred during the period	4	17	52	9	82
Foreign exchange/inflation indexation charges	(165)	(1,133)	(609)	(21)	(1,928)
Transfer from long-term to short-term	(980)	(4,326)	(10,145)	(115)	(15,566)
Transfer to liabilities associated with assets classified as held for sale	−	−	(302)	−	(302)
Cumulative translation adjustment (CTA)	163	768	(227)	21	725
Balance as of December 31, 2016	3,667	33,685	47,346	506	85,204
Total Balance as of December 31, 2016	3,667	54,852	49,327	525	108,371
Non-current
In Brazil
Opening balance at January 1, 2017	−	21,168	1,981	20	23,169
Additions (new funding obtained)	−	56	−	−	56
Interest incurred during the period	−	84	−	−	84
Foreign exchange/inflation indexation charges	−	(30)	10	−	(20)
Transfer from long-term to short-term	−	(1,327)	(47)	(1)	(1,375)
Cumulative translation adjustment (CTA)	−	594	57	1	652
Balance as of March 31, 2017	−	20,545	2,001	20	22,566
Abroad
Opening balance at January 1, 2017	3,667	33,684	47,346	505	85,202
Additions (new funding obtained) (*)	−	−	4,052	−	4,052
Interest incurred during the period	1	6	265	2	274
Foreign exchange/inflation indexation charges	(26)	(226)	127	(1)	(126)
Transfer from long-term to short-term	(275)	(423)	(7,668)	(14)	(8,380)
Cumulative translation adjustment (CTA)	22	225	21	1	269
Balance as of March 31, 2017	3,389	33,266	44,143	493	81,291
Total Balance as of March 31, 2017	3,389	53,811	46,144	513	103,857

(*) Mainly comprises global notes issued in January 2017, in the amount of US$ 4 billion, with maturities of 5 and 10 years. The net proceeds of this issuance were entirely used to repurchase global notes previously issued.

Current				03.31.2017	12.31.2016
Short-term debt				329	358
Current portion of long-term debt				8,850	7,779
Accrued interest				1,837	1,618
Total				11,016	9,755

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

15.1.	Summarized information on current and non-current finance debt
Maturity in	2017	2018	2019	2020	2021	2022 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	2,564	2,642	4,501	6,205	3,450	5,468	24,830	22,250
Floating rate debt	2,092	2,052	4,029	5,752	3,001	3,834	20,760
Fixed rate debt	472	590	472	453	449	1,634	4,070
Average interest rate	10.5%	8.2%	7.8%	6.7%	6.1%	5.2%	7.6%

Financing in U.S.Dollars (US$):	5,232	7,317	12,703	7,329	14,493	33,816	80,890	87,715
Floating rate debt	4,418	6,313	11,186	5,625	2,475	12,349	42,366
Fixed rate debt	814	1,004	1,517	1,704	12,018	21,467	38,524
Average interest rate	4.8%	5.4%	5.4%	5.8%	5.4%	6.6%	6.0%

Financing in R$ indexed to US$:	100	115	112	112	112	310	861	879
Floating rate debt	18	22	19	19	19	16	113
Fixed rate debt	82	93	93	93	93	294	748
Average interest rate	5.9%	5.5%	5.5%	5.6%	5.8%	6.7%	5.9%

Financing in Pound Sterling (£):	32	10	−	−	−	2,147	2,189	2,183
Fixed rate debt	32	10	−	−	−	2,147	2,189
Average interest rate	6.2%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	93	92	−	−	−	−	185	203
Floating rate debt	93	92	−	−	−	−	185
Average interest rate	0.5%	0.5%	−	−	−	−	0.5%

Financing in Euro (€):	45	1,227	725	210	798	2,906	5,911	6,226
Floating rate debt	−	−	−	162	−	−	162
Fixed rate debt	45	1,227	725	48	798	2,906	5,749
Average interest rate	4.0%	4.2%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	7	−	−	−	−	−	7	7
Fixed rate debt	7	−	−	−	−	−	7
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of March 31, 2017	8,073	11,403	18,041	13,856	18,853	44,647	114,873	119,463
Average interest rate	6.0%	5.9%	5.9%	6.0%	5.5%	6.4%	6.2%

Total as of December 31, 2016	9,755	11,216	20,898	16,313	18,777	41,167	118,126	118,768
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of March 31, 2017 is 7,61 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1 – quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 47,390 as of March 31, 2017 (US$ 46,510 as of December 31, 2016); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to US$ 72,073 as of March 31, 2017 (US$ 72,258 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

15.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2017, the capitalization rate was 6.21% p.a. (5.26% p.a. in the first quarter of 2016).

15.3.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	−	300
PGT BV				2,800	−	2,800

In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	80	76	4
PNBV	BNDES	9/3/2013	3/26/2018	3,118	724	2,394
Transpetro	BNDES	1/31/2007	Not defined	709	224	485
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	50	23	27
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	104	−	104
Total				4,061	1,047	3,014

15.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) maturing in 2019 and 2026 are also collateralized based on future oil exports for specific buyers limited to 300 thousand barrels per day up to 2019 and 100 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 34.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	164	(93)	71	36	(20)	16
2018-2021	793	(422)	371	178	(90)	88
2022 and thereafter	1,375	(354)	1,021	435	(288)	147
As of March 31, 2017	2,332	(869)	1,463	649	(398)	251
Current			91			21
Non-current			1,372			230
As of March 31, 2017			1,463			251
Current (*)			91			18
Non-current (*)			1,383			226
As of December 31, 2016			1,474			244

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2017	8,167
2018	8,268
2019	7,385
2020	7,170
2021	6,927
2022 and thereafter	54,119
As of March 31, 2017	92,036

As of December 31, 2016	96,918

As of March 31, 2017, the balance of estimated future minimum lease payments under operating leases includes US$ 50,011 (US$ 49,671 as of December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the first quarter of 2017, the Company recognized expenditures of US$ 2,682 (US$ 2,065 in the first quarter of 2016) for operating leases installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by‑laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must prior assess transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities),  as well as transactions with entities controlled by key management personnel or by their close family members.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are in the scope of Board of Directors approval, must be preceded by the Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of board members.

The Related-Party Transactions Policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

17.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	Jan-Mar/2017	03.31.2017		Jan-Mar/2016	12.31.2016

	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	472	257	88	469	246	69
Petrochemical companies	1,198	87	7	640	131	27
Other associates and joint ventures	141	196	284	157	178	382
Subtotal	1,811	540	379	1,266	555	478
Government entities
Government bonds	35	1,176	-	34	1,113	-
Banks controlled by the Brazilian Government	(449)	4,793	18,951	(750)	4,114	19,860
Receivables from the Electricity sector (note 7.4)	194	5,113	3	247	4,922	2
Petroleum and alcohol account - receivables from the Brazilian Government	1	261	-	1	268	-
Others	70	59	234	64	408	333
Subtotal	(149)	11,402	19,188	(404)	10,825	20,195
Pension plans	-	53	57	-	48	99
Total	1,662	11,995	19,624	862	11,428	20,772
Revenues, mainly sales revenues	1,988	-	-	1,491	-	-
Foreign exchange and inflation indexation charges, net	66	-	-	(119)	-	-
Finance income (expenses), net	(392)	-	-	(510)	-	-
Current assets	-	2,503	-	-	3,062	-
Non-current assets	-	9,492	-	-	8,366	-
Current liabilities	-	-	2,716	-	-	4,037
Non-current liabilities	-	-	16,908	-	-	16,735
Total	1,662	11,995	19,624	862	11,428	20,772

The total compensation Executive Officers and Board Members of Petrobras parent company is set out as follows:

			Jan-Mar/2017			Jan-Mar/2016
	Officers	Board members	Total	Officers	Board (members and alternates)	Total

Wages and short-term benefits	1.2	0.1	1.3	0.9	0.1	1.0
Social security and other employee-related taxes	0.3	−	0.3	0.3	−	0.3
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	-	0.1
Total compensation recognized in the statement of income	1.6	0.1	1.7	1.3	0.1	1.4
Average number of members in the period (*)	8.00	9.00	17.00	8.00	15.00	23.00
Average number of paid members in the period (**)	8.00	8.00	16.00	8.00	12.00	20.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2017, the Company recognized the amount of US$ 6 as compensation of the Board Members and executive officers of the Petrobras group (US$ 4.6 in the first quarter of 2016).

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

18.	Provision for decommissioning costs
Non-current liabilities	03.31.2017	12.31.2016
Opening balance	10,252	9,150
Adjustment to provision	14	(564)
Transfers related to liabilities held for sale (*)	(5)	(35)
Payments made	(185)	(730)
Interest accrued	191	660
Others	(7)	(41)
Cumulative translation adjustment	293	1,812
Closing balance	10,553	10,252

(*) In 2016, includes US$ 126 relating to the termination of sales contract of Bijupira and Salema fields, US$ 52 relating to the approval to sell interest in Lapa, Sururu, Berbigão and Oeste de Atapu fileds, and US$ 109 transferred pursuant to the approval of the sale of the subsidiary PESA.

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification or whenever an indication of significant change in the assumptions used in the estimates occurs.

19.	Taxes
19.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Taxes in Brazil	642	595	55	112
Taxes abroad	28	7	20	15
Total	670	602	75	127

Other taxes	Current assets		Non-current assets		Current liabilities			Non-current Liabilities (*)
	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Taxes in Brazil
Current / Deferred ICMS (VAT)	969	969	670	676	1,175	1,078	−	−
Current / Deferred PIS and COFINS	725	710	2,342	2,262	505	463	−	−
CIDE	19	22	−	−	123	118	−	−
Production taxes	−	−	−	−	1,284	1,232	−	−
Withholding income taxes	−	−	−	−	429	486	−	−
REFIS and PRORELIT	−	−	−	−	−	28	−	−
Others	176	165	188	191	200	190	23	20
Total in Brazil	1,889	1,866	3,200	3,129	3,716	3,595	23	20
Taxes abroad	19	34	12	12	27	33	−	−
Total	1,908	1,900	3,212	3,141	3,743	3,628	23	20

(*) Other non-current taxes are classified as other non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras
Notes to the financial statements
(Expressed in millions of US Dollars, unless otherwise indicated)

19.2.	Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry from March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

19.3.	Deferred income taxes - non-current
a)	The changes in the deferred income taxes are presented as follows:

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2016	(10,323)	1,291	7,613	(350)	792	5,215	353	1,199	(6)	5,784
Recognized in the statement of income for the year	1,078	(533)	(374)	36	183	(230)	21	522	210	913
Recognized in shareholders’ equity	−	−	(4,629)	301	−	(3)	−	1,058	−	(3,273)
Cumulative translation adjustment	(1,960)	106	918	(68)	179	1,094	55	252	(12)	564
Others (**)	−	73	(16)	(9)	(26)	(36)	−	(22)	92	56
Balance at December 31, 2016	(11,205)	937	3,512	(90)	1,128	6,040	429	3,009	284	4,044
Recognized in the statement of income for the period (***)	126	(330)	(105)	(30)	30	154	(141)	(105)	(15)	(416)
Recognized in shareholders’ equity	−	−	(852)	−	−	−	−	−	−	(852)
Cumulative translation adjustment	(321)	26	107	(2)	32	163	14	87	7	113
Others	−	−	(2)	−	−	−	−	−	1	(1)
Balance at March 31, 2017	(11,400)	633	2,660	(122)	1,190	6,357	302	2,991	277	2,888
Deferred tax assets										4,307
Deferred tax liabilities										(263)
Balance at December 31, 2016										4,044
Deferred tax assets										3,137
Deferred tax liabilities										(249)
Balance at March 31, 2017										2,888

(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) Includes US$ 77 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) Does not include US$ 59 relating to deferred income taxes of NTS and Liquigas as these companies are currently classified as held for sale.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

19.4.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2017	Jan-Mar/2016
Net income (loss) before income taxes	2,268	(40)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(770)	14
Adjustments to arrive at the effective tax rate:	−	−
• Different jurisdictional tax rates for companies abroad	11	105
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(7)	(23)
• Tax incentives	43	7
• Tax loss carryforwards (unrecognized tax losses)	60	(80)
• Non-taxable income (non-deductible expenses), net (**)	(79)	(87)
• Others	5	7
Income taxes benefit (expense)	(737)	(57)
Deferred income taxes	(475)	361
Current income taxes	(262)	(418)
Total	(737)	(57)

Effective tax rate of income taxes	32.5%	(142.5)%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan.

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2016	5,937	71	6,753	89	12,850
(+) Remeasurement effects recognized in OCI	2,935	171	2,176	14	5,296
(+) Costs incurred in the year	1,028	33	1,221	22	2,304
(-) Contributions paid	(195)	−	(354)	(9)	(558)
(-) Payments related to the Term of Financial Commitment (TFC)	(202)	−	−	−	(202)
Others	−	−	−	(93)	(93)
Cumulative translation adjustment	1,249	18	1,418	15	2,700
Balance at December 31, 2016	10,752	293	11,214	38	22,297
Current	413	−	407	−	820
Non-current	10,339	293	10,807	38	21,477
Balance at December 31, 2016	10,752	293	11,214	38	22,297
(+)Costs incurred in the period	318	20	351	3	692
(-) Contributions paid	(54)	−	(102)	−	(156)
Others	−	−	−	(1)	(1)
Cumulative translation adjustment	306	8	320	−	634
Balance at March 31, 2017	11,322	321	11,783	40	23,466
Current	481	−	419	−	900
Non-current	10,841	321	11,364	40	22,566
Balance at March 31, 2017	11,322	321	11,783	40	23,466

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

		Pension Plans	Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	22	12	41	2	77
Net interest cost over net liabilities / (assets)	296	8	310	1	615
Net costs for Jan-Mar/2017	318	20	351	3	692
Related to active employees:
Included in the cost of sales	59	10	67	−	136
Included in operating expenses	26	6	34	3	69
Related to retired employees	233	4	250	−	487
Net costs for Jan-Mar/2017	318	20	351	3	692
Net costs for Jan-Mar/2016	228	8	271	6	513

As of March 31, 2017, the Company had pledged crude oil and/or oil products totaling US$ 2,098 as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,979 as of December 31, 2016).

In the first quarter of  2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 75 (US$ 54 in the first quarter of 2016) recognized in the results of the period.

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the first quarter of 2017

Based on the estimates in the first quarter of 2017, the Company recognized the amount of US$ 88 as other expenses, net.

20.3.	Voluntary Separation Incentive Plan

From January 2014 to March 31, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(14,034)	(1,461)	4,004
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,190)	(156)	817
Total	21,662	(15,224)	(1,617)	4,821

As of March 31, 2017 changes in the provision are set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2017	12.31.2016
Opening Balance	811	199
Enrollments	−	1,239
Revision of provisions	(87)	(11)
Separations in the period	(217)	(656)
Cumulative translation adjustment	25	40
Closing Balance	532	811
Current	532	811
Non-current	−	−

21.	Shareholders’ equity

Share capital (net of share issuance costs)

As of March 31, 2017 and December 31, 2016, subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.1.	Other comprehensive income

In the first quarter of 2017, the Company principally recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment of US$ 1,398, mainly due to exchange differences arising from the translation of these consolidated financial statements to the presentation currency. This amount includes effects of the sale of Petrobras Chile and Guarani (see note 9.1), which triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the income statement within other expenses, net, totaling US$ 37.

•

Foreign exchange rate variation gains of US$ 1,657, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At March 31, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is US$ 9,640 (see note 30.2).

21.2.	Earnings (losses) per share
		Jan-Mar/2017			Jan-Mar/2016

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	808	609	1,417	(181)	(137)	(318)
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.11	0.11	0.11	(0.02)	(0.02)	(0.02)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Sales revenues
	Jan-Mar/2017	Jan-Mar/2016
Gross sales	27,498	22,991
Sales taxes (*)	(5,761)	(5,002)
Sales revenues (**)	21,737	17,989
Diesel	6,107	5,832
Automotive gasoline	4,368	3,761
Jet fuel	776	587
Liquefied petroleum gas	837	637
Naphtha	840	389
Fuel oil (including bunker fuel)	315	289
Other oil products	876	715
Subtotal oil products	14,119	12,210
Natural gas	1,078	1,029
Ethanol, nitrogen products and renewables	899	886
Electricity, services and others	716	708
Domestic market	16,812	14,833
Exports	3,681	1,310
Sales abroad(***)	1,244	1,846
Foreign market	4,925	3,156
Sales revenues (**)	21,737	17,989

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 27.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

In the first quarter of 2017, sales from transactions with two customers reached approximately 10 % or more of the Company’s sales revenue, totaling US$ 2,008 (US$ 1,662  in the first quarter of 2016) and US$ 1,887 (US$ 1,668 in the first quarter of 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

23.	Other expenses, net
	Jan-Mar/ 2017	Jan-Mar/ 2016
Pension and medical benefits - retirees	(487)	(317)
Unscheduled stoppages and pre-operating expenses	(432)	(525)
Gains / (losses) related to legal, administrative and arbitration proceedings	(399)	(293)
Profit sharing	(88)	−
Institutional relations and cultural projects	(51)	(61)
Gains / (losses) on disposal/write-offs of assets (*)	(39)	(26)
Reclassification of cumulative translation adjustments - CTA	(37)	−
Allowance for impairment of other receivables	(35)	(14)
Operating expenses with thermoelectric power plants	(24)	(28)
Health, safety and environment	(13)	(20)
Impairment (losses) / reversals	7	(75)
Government grants	25	10
Voluntary Separation Incentive Plan - PIDV	87	−
Ship/Take or Pay agreements	89	46
Expenses/Reimbursements from E&P partnership operations	92	140
Others	66	72
Total	(1,239)	(1,091)

(*) Includes returned areas and cancelled projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Costs and Expenses by nature
	03.31.2017	03.31.2016
Raw material and products for resale	(4,011)	(4,644)
Materials, third-party services, freight, rent and other related costs	(3,763)	(4,054)
Depreciation, depletion and amortization	(3,423)	(3,235)
Employee compensation	(2,465)	(1,946)
Impairment (losses) / reversals	7	(75)
Production taxes	(2,014)	(622)
Unscheduled stoppages and pre-operating expenses	(432)	(525)
(Losses) /Gains on legal, administrative and arbitration proceedings	(399)	(293)
Reclassification of cumulative translation adjustment	(37)	−
Exploration expenditures written off (includes dry wells and signature bonuses)	(8)	(148)
Allowance for impairment of trade receivables	2	(129)
Other taxes	(92)	(139)
Changes in inventories	(461)	12
Gains and losses on disposal/writte-offs of assets	(39)	(26)
Institutional relations and cultural projects	(51)	(61)
Health, safety and environment	(13)	(20)
Total	(17,199)	(15,905)
In the Statement of income
Cost of sales	(14,174)	(12,616)
Selling expenses	(760)	(959)
General and administrative expenses	(733)	(678)
Exploration costs	(94)	(293)
Research and development expenses	(107)	(129)
Other taxes	(92)	(139)
Other expenses, net	(1,239)	(1,091)
Total	(17,199)	(15,905)

25.	Net finance income (expense)
	Jan-Mar/2017	Jan-Mar/2016
Debt interest and charges	(2,112)	(1,734)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(983)	(1,057)
Income from investments and marketable securities (Government Bonds)	134	117
Financial result on net debt	(2,961)	(2,674)
Capitalized borrowing costs	487	377
Gains (losses) on derivatives	35	8
Interest income from marketable securities	−	4
Unwinding of discount on the provision for decommissioning costs	(192)	(148)
Other finance expenses and income, net	55	175
Other foreign exchange gains (losses) and indexation charges, net	111	35
Net finance income (expenses)	(2,465)	(2,223)
Income	297	227
Expenses	(1,890)	(1,572)
Foreign exchange gains (losses) and indexation charges	(872)	(878)
Total	(2,465)	(2,223)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Supplemental information on statement of cash flows
	Jan-Mar/2017	Jan-Mar/2016
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	285	302
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	1	23
Provision/(reversals) for decommissioning costs	14	6
Use of deferred tax and judicial deposit for the payment of contingency	45	−

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by Business Area - 03.31.2017

Current assets	5,712	11,617	4,537	271	2,535	22,333	(4,694)	42,311
Non-current assets	136,438	41,377	16,769	250	3,255	8,877	(556)	206,410
Long-term receivables	7,466	3,597	1,334	134	1,044	6,959	(506)	20,028
Investments	1,410	1,431	511	14	5	6	−	3,377
Property, plant and equipment	125,149	36,159	14,585	102	1,978	1,737	(50)	179,660
Operating assets	93,000	31,742	12,081	99	1,688	1,369	(50)	139,929
Under construction	32,149	4,417	2,504	3	290	368	−	39,731
Intangible assets	2,413	190	339	−	228	175	−	3,345
Total Assets	142,150	52,994	21,306	521	5,790	31,210	(5,250)	248,721

Consolidated assets by Business Area - 12.31.2016

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272
Total Assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	10,572	17,147	2,449	52	6,649	−	(15,132)	21,737
Intersegments	10,216	4,058	704	50	104	−	(15,132)	−
Third parties	356	13,089	1,745	2	6,545	−	−	21,737
Cost of sales	(6,814)	(14,801)	(1,672)	(57)	(6,158)	−	15,328	(14,174)
Gross profit (loss)	3,758	2,346	777	(5)	491	−	196	7,563
Income (expenses)	(614)	(675)	(282)	1	(313)	(1,162)	20	(3,025)
Selling	(32)	(438)	(75)	(1)	(238)	2	22	(760)
General and administrative	(78)	(117)	(53)	(7)	(68)	(410)	−	(733)
Exploration costs	(94)	−	−	−	−	−	−	(94)
Research and development	(52)	(3)	(4)	−	−	(48)	−	(107)
Other taxes	(10)	(18)	(20)	(3)	(6)	(35)	−	(92)
Other expenses, net	(348)	(99)	(130)	12	(1)	(671)	(2)	(1,239)
Net income / (loss) before financial results and income taxes	3,144	1,671	495	(4)	178	(1,162)	216	4,538
Net finance income (expenses)	−	−	−	−	−	(2,465)	−	(2,465)
Results in equity-accounted investments	11	173	28	(17)	−	−	−	195
Net income / (loss) before income taxes	3,155	1,844	523	(21)	178	(3,627)	216	2,268
Income taxes	(1,069)	(568)	(168)	1	(60)	1,200	(73)	(737)
Net income (loss) for the period	2,086	1,276	355	(20)	118	(2,427)	143	1,531
Net income (loss) attributable to:
Shareholders of Petrobras	2,067	1,291	325	(20)	118	(2,507)	143	1,417
Non-controlling interests	19	(15)	30	−	−	80	−	114
Net income (loss) for the period	2,086	1,276	355	(20)	118	(2,427)	143	1,531

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	6,056	13,577	2,402	58	6,453	−	(10,557)	17,989
Intersegments	5,880	3,979	545	56	97	−	(10,557)	−
Third parties	176	9,598	1,857	2	6,356	−	−	17,989
Cost of sales	(5,329)	(10,000)	(1,934)	(63)	(5,957)	−	10,667	(12,616)
Gross profit (loss)	727	3,577	468	(5)	496	−	110	5,373
Income (expenses)	(923)	(637)	(187)	(31)	(508)	(1,021)	18	(3,289)
Selling	(43)	(450)	(111)	(1)	(376)	(2)	24	(959)
General and administrative	(87)	(101)	(51)	(5)	(56)	(377)	(1)	(678)
Exploration costs	(293)	−	−	−	−	−	−	(293)
Research and development	(54)	(17)	(5)	(1)	−	(52)	−	(129)
Other taxes	(16)	(37)	(43)	(1)	(10)	(32)	−	(139)
Other expenses, net	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)
Net income / (loss) before financial results and income taxes	(196)	2,940	281	(36)	(12)	(1,021)	128	2,084
Net finance income (expenses)	−	−	−	−	−	(2,223)	−	(2,223)
Results in equity-accounted investments	(26)	96	14	11	2	2	−	99
Net income / (loss) before income taxes	(222)	3,036	295	(25)	(10)	(3,242)	128	(40)
Income taxes	68	(999)	(95)	12	4	998	(45)	(57)
Net income (loss) for the period	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net income (loss) attributable to:
Shareholders of Petrobras	(154)	2,041	195	(13)	(6)	(2,464)	83	(318)
Non-controlling interests	−	(4)	5	−	−	220	−	221
Net income (loss) for the period	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms.

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York and (iv) compensation relating to an easement over a property.

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	03.31.2017	12.31.2016
Non-current liabilities
Labor claims	1,306	1,226
Tax claims	1,782	1,528
Civil claims	606	575
Environmental claims	61	60
Other claims	3	2
Total	3,758	3,391

	03.31.2017	12.31.2016
Opening Balance	3,391	2,247
Additions	323	997
Use of provision	(110)	(654)
Accruals and charges	63	350
Others	(4)	(52)
Cumulative translation adjustment	95	503
Closing Balance	3,758	3,391

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	03.31.2017	12.31.2016
Non-current assets
Tax	2,106	1,803
Civil	1,121	1,101
Labor	1,071	1,006
Environmental	122	84
Others	6	5
Total	4,426	3,999

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of March 31, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature
Tax	50,478
Labor	7,683
Civil - General	10,228
Civil - Environmental	2,295
Others	1
Total	70,685

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	16,215
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: This claim involves lawsuits in administrative stages.	6,629
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,483
4) Income from subsidiaries and associates located outside Brazil not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. Tax execution procedures were filed as two lawsuits, resulting in a 20% increase of the original debt, due to its registration as a federal overdue debt.	3,374

5) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts paid to Petros Plan, as well as several expenses, related to employee benefits and Petros.

Current status: This claim involves lawsuits in different administrative and judicial stages.	2,465
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,128

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	683
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,782

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	882
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,416
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,344
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

12) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	1,211
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,051
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
14) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	945
Plaintiff: States of RJ, SP, ES and BA Finance Departments
15) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	915
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	862
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	600
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	433
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	400
Plaintiff: States of AM, BA, RS and RJ Finance Departments
20) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	369
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	328
22) Other tax matters	3,963
Total for tax matters	50,478

Description of labor matters	Estimate
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	4,647
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	387
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

326
4) Other labor matters	2,323
Total for labor matters	7,683

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. Also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	2,379

2) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

2,137
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete") through communications that failed to disclose the alleged corruption scheme. On March 30, 2017, the District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and, on April 27, 2017, the proceeding was stayed due to this appeal.	1,737
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	609
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The arbitration panel has been established and the parties have developed a new schedule for the proceeding. Thus, court hearings will be held in Houston, USA, from May 16 to June 2, 2017, for hearing the witnesses about the arbitration.	400
6) Other civil matters	2,966
Total for civil matters	10,228

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Description of environmental matters	Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	907
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	471
3) Other environmental matters	917
Total for environmental matters	2,295

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

-

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

-

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and;

-

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”)—brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. The parties completed briefing the appeal on September 8, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification, which the district judge denied on June 24, 2016. Defendants then moved in the Second Circuit for a stay of all district court proceedings pending a decision on the appeal of the class certification decision. On August 2, 2016, the Second Circuit granted Defendants’ motion and stayed all district court proceedings. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On June 27, 2016, the parties filed motions for summary judgment. Further summary judgment briefing is stayed pursuant to the Second Circuit’s August 2, 2016 decision.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

In the action in the Eastern District of Pennsylvania, Petrobras and PGF filed a motion to dismiss on May 13, 2016, and the district judge denied the motion on November 1, 2016, allowing the action to continue. On January 26, 2017, the district judge set a schedule for discovery and dispositive motions, with a pre-trial conference scheduled for January 5, 2018.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016.

On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

Based on the settlements reached, and the status of certain other Opt-out Claims, the Company charged to statement of income the amount of US$ 372 in 2016. The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 24, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato Operation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response on the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules on this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, is not possible to determine if the Company will be responsible for the payment of compensations on this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at this stage, the impacts resulting from the contentions of the plaintiffs are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato Operation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to ensure the possible risks related to this action.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,463 of which US$ 966 were still in force as of March 31, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 817 and bank guarantees of US$ 149.

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(3,480)	(1,866)	9	(8)
Long position/Crude oil and oil products	73,458	88,303	−	−	2017
Short position/Crude oil and oil products	(76,938)	(90,169)	−	−	2017
Options - total (*)	200	120	−	−
Call/Crude oil and oil products	200	−	−	−	2017
Put/Crude oil and oil products	−	120	−	−	2017
Forward contracts - total			−	0.3
Short position/Foreign currency forwards (BRL/USD)(**)	US$ 44	US$ 15	−	0.3	2017

Swap			(2)	−
Foreign currency / Cross-currency Swap (**)	GBP 700	−	(2)	−	2026

Derivatives designated for hedge accounting
Swap - total			(8)	(10)
Interest – Libor / Fixed rate (**)	US$ 358	US$ 371	(8)	(10)	2019
			−	−

Total recognized in the Statement of Financial Position			(1.0)	(17.7)

(*) Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2017	Jan-Mar/2016	Jan-Mar/2017	Jan-Mar/2016	03.31.2017	12.31.2016
Commodity derivatives	36	6	−	−	18	55
Foreign currency derivatives	1	4	−	2	−	−
Interest rate derivatives	(2)	(2)	1	(2)	−	−
	35	8	1	−	18	55
Cash flow hedge on exports (***)	(774)	(742)	2,510	6,372	−	−
Total	(739)	(734)	2,511	6,372	18	55

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2017 is set out following:

Financial Instruments	Risk	Probable Scenario*	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(74)	(147)
Forward contracts	Foreign currency - depreciation BRL x USD	−	11	22
Swap	Foreign currency - depreciation GBP x USD	(24)	(334)	(666)
		(24)	(397)	(791)
Derivatives designated for hedge accounting
Swap		2	(2)	(3)
Debt	Interest - LIBOR increase	(2)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on March 31, 2017 / R$ x U.S. Dollar - a 0.6% appreciation of the Real / GBP x U.S. Dollar- a 1.9% depreciation of the Pound Sterling / LIBOR Forward Curve - a 1.5% increase throughout the curve. Source: Focus and Bloomberg.

30.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of March 31, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3,1684 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of March 31, 2017 (R$ million)
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2017 to March 2027	62,648	198,495

Changes in the reference value (principal and interest)	US$	R$ million
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,964	18,718
Exports affecting the statement of income	(979)	(3,087)
Principal repayments / amortization	(4,100)	(12,970)
Foreign exchange variation	−	(5,459)
Amounts designated as of March 31, 2017	62,648	198,495

,

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)
	67	30	57	62	96	97	95	66	71

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(30,739)	10,451	(20,288)
Recognized in shareholders' equity	10,779	(3,665)	7,114
Reclassified to the statement of income - occurred exports	2,542	(864)	1,678
Reclassified to the statement of income - exports no longer expected or not occurred	299	(100)	199
Balance at December 31, 2016	(17,119)	5,822	(11,297)
Recognized in shareholders' equity	1,736	(590)	1,146
Reclassified to the statement of income - occurred exports	774	(263)	511
Balance at March 31, 2017	(14,609)	4,969	(9,640)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 0.6 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2017 is set out below:

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(3,927)	(4,741)	(1,153)	(2,909)	(1,419)	(624)	(618)	782	(14,609)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 03.31.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	4,373		(25)	1,093	2,186
Liabilities	(65,739)	Dollar/Real	382	(16,435)	(32,869)
Cash flow hedge on exports	62,648		(364)	15,662	31,324
	1,282		(7)	320	641
Liabilities	(189)	Yen/Dollar	3	(47)	(94)
	(189)		3	(47)	(94)
Assets	4	Euro/Real	−	1	2
Liabilities	(46)		1	(11)	(23)
	(42)		1	(10)	(21)
Assets	6,035	Euro/Dollar	(54)	1,509	3,018
Liabilities	(11,897)		106	(2,974)	(5,949)
	(5,862)		52	(1,465)	(2,931)
Assets	2	Pound Sterling/Real	−	1	1
Liabilities	(20)		1	(5)	(10)
	(18)		1	(4)	(9)
Assets	3,016	Pound Sterling /Dollar⁽**⁾	(57)	754	1,508
Liabilities	(4,551)		86	(1,138)	(2,275)
	(1,535)		29	(384)	(767)
Total	(6,364)		79	(1,590)	(3,181)

(*) On March 31, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.6% depreciation of the Real / Japanese Yen x U.S. Dollar - a 1.4% depreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.9% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.9% depreciation of the Pound Sterling / Real x Euro - a 1.5% appreciation of the Real / Real x Pound Sterling - a 2.5% appreciation of the Real. Source: Focus and Bloomberg.

(**) The £700 million notional amount cross currency is not included.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at March 31, 2017	Balance at December 31, 2016
Principal	6,105	11,459	18,219	14,036	18,997	46,703	115,519	119,736
Interest	5,508	6,551	5,825	4,680	3,480	31,941	57,985	58,406
Total	11,613	18,010	24,044	18,716	22,477	78,644	173,504	178,142

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,049	−	−	1,049
Commodity derivatives	9	−	−	9
Balance at March 31, 2017	1,058	−	−	1,058
Balance at December 31, 2016	784	0.3	−	784.3

Liabilities
Foreign currency derivatives	−	(2)	−	(2)
Interest derivatives	−	(8)	−	(8)
Balance at March 31, 2017	−	(10)	−	(10)
Balance at December 31, 2016	(8)	(10)	−	(18)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 15.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events

Upgrade in Petrobras’ rating

On April 10, 2017, the rating agency Moody’s upgraded the Company’s corporate debt rating to B1 from B2 and changed the outlook to positive from stable. Moody’s highlighted the continuous improvement of Petrobras’ liquidity profile and financial metrics over the last quarters, due to greater cost efficiency and the new fuel pricing policy, among other factors. Those factors have also helped the company to maintain access to capital markets and refinance part of its debt.

The agency emphasized developments in the Brazilian regulatory environment, which facilitate greater returns in long-term investments. Additionally, the agency recognized the company’s management commitment to achieve the financial and operating targets set in the 2017-2021 Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of US Dollars, unless otherwise indicated)

The agency reported that the positive outlook indicates that, in the next 18 months, if the company’s liquidity and overall credit risk continues to improve, further positive rating actions could occur.

33.	Information Related to Guaranteed Securities Issued by Subsidiaries
33.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer